Exhibit 4.1

RREEF PROPERTY TRUST, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, RREEF Property Trust, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: our common stock. Unless otherwise indicated or the context requires otherwise, references to the “company,” “we,” “us” and “our” mean RREEF Property Trust, Inc. and its consolidated subsidiaries.
The following summary of the material terms of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and to Maryland law. Our charter authorizes us to issue up to 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares are classified as common stock and 50,000,000 are classified as preferred stock, par value $0.01 per share. Of the 1,000,000,000 shares that are classified as common stock, 200,000,000 are classified as Class A shares, 200,000,000 are classified as Class I shares, 50,000,000 are classified as Class D shares, 300,000,000 are classified as Class N shares and 250,000,000 are classified as Class T shares. Our charter authorizes our board of directors to amend our charter from time to time, to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without stockholder approval. In addition, our board of directors may designate one or more classes of our common stock to provide for the conversion of such class(es) into another class of stock under certain circumstances.
Common Stock
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the holders of shares of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors. Our board of directors has adopted a resolution not to approve the issuance of any shares of preferred or common stock which possess voting rights superior to those provided to any class of common stock under our charter; provided, however, that the holders of preferred stock may be entitled to elect up to three members of the board of directors without the approval of the holders of common stock; and provided, further, that a majority of the members of the board of directors shall be elected by holders of common stock. Each holder of a share of common stock will vote together with the holders of all other shares of common stock entitled to vote on all matters (as to which a common stockholder is entitled to vote pursuant to applicable law) at all meetings of stockholders. Our charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock and the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the holders of shares of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon liquidation, are entitled to receive all assets available for distribution to stockholders. All shares of our common stock issued in the offering will be fully paid and nonassessable shares of common stock. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an option to purchase any new shares of common stock that we issue, or preference, conversion, exchange, sinking fund or redemption rights. Holders of shares of our common stock will not have appraisal rights, unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of our common stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders are not liable for our acts or obligations.
We will not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for shares of our common stock. Transfers can be effected by contacting the transfer agent at:
DST Systems, Inc.
P.O. Box 219985
Kansas City, MO 64121-9985
Phone: (855) 285-0508

Class A Shares
Each Class A share issued in the primary offering is subject to a selling commission of up to 3% of the net asset value, or NAV, for such Class A share. In addition, we pay DWS Distributors, Inc., our dealer manager, a dealer manager fee and a distribution fee that accrues daily in an amount equal to 1/365th of 0.55% and equal to 1/365th of 0.50%, respectively, of the amount of our NAV for the Class A shares for such day on a continuous basis from year to year, subject to certain limitations. The dealer manager fee and distribution fee will be payable in arrears on a monthly basis. Because the dealer manager fee and the distribution fee are based on our NAV for the Class A shares, they are payable with respect to all Class A shares, including Class A shares issued under our distribution reinvestment plan. We will cease paying all underwriting compensation on all classes of shares offered hereby, including the Class A shares, including selling commissions, the dealer manager fee, distribution fees and any other underwriting compensation, when total underwriting compensation paid from whatever source with respect to this offering exceeds 10% of the gross proceeds from the primary portion of our offering. Because the cap on underwriting compensation applies to the entire offering and Class A shares do not have a conversion feature, it is possible that holders of Class A shares will pay more than more than 10% of their total investment in underwriting compensation over time as a result of trail fees paid.
Class D Shares
No Class D shares will be issued in this offering. When we issue Class D shares in a private placement, each Class D share sold in the primary portion of such private placement will be subject to a selling commission to the distribution agent. We will not pay a dealer manager fee or distribution fee with respect to Class D shares.
Class I Shares
No selling commissions are paid for sales of any Class I shares, and we do not pay distribution fees to our dealer manager with respect to the Class I shares. We pay our dealer manager a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.55% of the amount of our NAV for the Class I shares for such day on a continuous basis from year to year. Because the dealer manager fee is based on our NAV for the Class I shares, it is payable with respect to all Class I shares, including those shares issued pursuant to our distribution reinvestment plan. We will cease paying all underwriting compensation from whatever source on all classes of shares offered hereby, including the Class I shares, including selling commissions, the dealer manager fee, distribution fees and any other underwriting compensation, when total underwriting compensation paid from whatever source with respect to this offering exceeds 10% of the gross proceeds from the primary portion of our offering.
Class I shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, of investment dealers, (2) through participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (5) by endowments, foundations, pension funds and other institutional investors or (6) by our executive officers and directors and their immediate family members, as well as officers and employees of RREEF America L.L.C., our sponsor and advisor, or of other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers. All sales of Class I shares must be made through registered broker-dealers.
Class N Shares
Class N shares will be issued in exchange for Class T shares upon the conversion of certain Class T shares as described in “—Class T Shares,” below. After a stockholder’s Class T shares convert to Class N shares, as described below, the stockholder will be issued additional Class N shares if the stockholder participates in our distribution reinvestment plan, pursuant to the terms of that plan in effect at the time such additional Class N shares are issued. On the first day that we issue Class N shares, the value of each share will equal the NAV per share of our Class T common stock as of that day Thereafter, we will calculate the per share NAV for our Class N shares in accordance with our valuation guidelines. The Class N shares are not subject to selling commissions, dealer manager fees or distribution fees.
Class T Shares
Each Class T share issued in the primary offering is subject to a selling commission of up to 3% of the NAV for such Class T share. We will also pay our dealer manager an up-front dealer manager fee of up to 2.50% of the NAV per Class T share sold, and a distribution fee that accrues daily in an amount equal to 1/365th of 1% of our NAV for our outstanding Class T shares for such day on a continuous basis from year to year. This distribution fee will be payable in arrears on a monthly basis. In addition, this distribution fee will be paid on all Class T shares, whether purchased in our primary offering or pursuant to our distribution reinvestment plan.
With respect to our Class T shares, we will pay a distribution fee that accrues daily in an amount equal to 1/365th of 1% of the NAV per Class T share for outstanding Class T shares, which is payable monthly in arrears. However, we will cease to pay such distribution fee upon any of the following events, each of which we refer to as a “conversion event:” (i) a listing of our common stock on a national securities exchange, (ii) when a Class T share is no longer outstanding, either because it was redeemed by us or we otherwise repurchased such share or because of our merger or consolidation with or into another entity or other extraordinary transaction pursuant to which such share is exchanged for cash or other securities, (iii) when total underwriting compensation from whatever source with respect to this offering exceeds 10% of the gross proceeds from the primary portion of the offering (based on the applicable time period prescribed by FINRA rules), (iv) with respect to Class T shares held in a particular stockholder account, at the end of the month in which total underwriting compensation from whatever source, including dealer manager fees, selling commissions, distribution fees and any other underwriting compensation paid to broker-dealers with respect to such Class T shares in the stockholder account is equal to 8.5% (or such lower percentage as set forth in an agreement between our dealer manager and a participating broker-dealer in effect at the time such Class T shares were first issued to such account) of the total gross offering price of all the Class T shares purchased over time for such account in the primary portion of an offering, or (v) upon the termination of our dealer manager agreement. The primary portion of the offering does not include shares delivered to stockholders under our dividend reinvestment plan. Class T shares will automatically convert into Class N shares upon the occurrence of a conversion event. The number of Class N shares derived in such conversion shall be determined by a conversion ratio, defined as the NAV per Class T share on the date of conversion divided by the NAV per Class N share on the date of conversion. Following the conversion of their Class T shares to Class N shares, those stockholders participating in the distribution reinvestment plan will receive Class N shares going forward at the then-current NAV per Class N share, which may be higher than the NAV per Class T share.
In the case of a Class T share purchased in the primary offering with a NAV per share equal to $14.46, an investor will pay an up-front selling commission of $0.44 (3% of the NAV per share) and an up-front dealer manager fee of $0.36 (2.50% of the NAV per share), for a total up-front purchase price of $15.26, and the maximum trailing distribution fee that may be paid over time with respect to that Class T share will equal approximately $0.44. We anticipate that the distribution fee will be payable with respect to the Class T shares in a particular stockholder’s account for approximately three years after the issuance of such shares. Increases or decreases in the NAV per Class T share, as well as other currently unknown factors, could increase or decrease the length of time for which the distribution fee will be payable with respect to the Class T shares in a particular stockholder’s account.
With respect to a conversion due to reaching the limit on underwriting compensation on either an offering-wide or account-level basis, as described above, such conversion will occur as of the last calendar day of the month in which the underwriting compensation limit was reached. Our transfer agent will be responsible for tracking the amount of total underwriting compensation paid with respect to each stockholder’s account. In the event of such conversion, stockholders will receive notice that their Class T shares have been converted into Class N shares in accordance with industry practice at the time of conversion, which we expect to be either a transaction confirmation from the transfer agent or notification through the next account statement.
Stockholders may elect to make subsequent purchases of Class T shares in a separate account. Because all Class T shares in an account will be converted to Class N shares simultaneously, multiple purchases of Class T shares over time into the same stockholder account may affect the timing of the conversion of the Class T shares in that account by causing earlier-purchased Class T shares to convert on a later date than they otherwise would have converted had the later purchases of Class T shares not occurred. In addition, to the extent a stockholder continues to purchase additional Class T shares, it may continue to delay the date on which earlier-purchased shares will convert. If a stockholder’s account includes Class T Shares and the stockholder makes a subsequent purchase of Class T Shares in the same stockholder account, then the calculation of the total underwriting compensation limit will be based on the total number of Class T Shares in the account after the subsequent purchase. This means that (i) the conversion of the Class T shares from the initial purchase will occur later than if no subsequent purchase was made and (ii) the conversion of the subsequently purchased shares may occur sooner than if those shares were purchased in a separate account.
If we redeem a portion, but not all, of the Class T shares in a stockholder’s account, then total underwriting compensation paid on the stockholder’s Class T shares will be prorated between the shares redeemed and the shares that remain in the stockholder’s account. The total underwriting compensation limit will be measured according to those shares that remain in the account, and ongoing underwriting compensation (if any) will be assessed against those shares that remain in the account. If a portion of the Class T shares in a stockholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation deemed to have been paid with respect to the account will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.
Rights Upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, or any distribution of our assets, the holder of each share of a given class shall be entitled to be paid, out of our assets that are legally available for distribution, a liquidation preference equal to our NAV for all shares of such class divided by the number of such shares of such class outstanding, or the NAV per share of such class. If upon the voluntary or involuntary liquidation, dissolution or winding up of our company, our available assets, or proceeds thereof, distributable among our stockholders are insufficient to pay these liquidation preferences, then such assets, or the proceeds thereof, will be distributed among the holders of each class of shares ratably in the same proportion as the respective amounts that would be payable on all such shares in each class if all amounts payable thereon were paid in full.
Preferred Stock
Our charter authorizes our board of directors, without stockholder approval, to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the board of directors is required by the Maryland General Corporation Law and by our charter to set, subject to our charter restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Our board of directors has adopted a resolution not to approve the issuance of any shares of preferred or common stock which possess voting rights superior to those provided to any class of common stock under our charter; provided, however, that the holders of preferred stock may be entitled to elect up to three members of the board of directors without the approval of the holders of common stock; and provided, further, that a majority of the members of the board of directors shall be elected by holders of common stock. The board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our charter generally prohibits our board of directors from effecting an extraordinary transaction such as a merger or the sale of all or substantially all of our assets without the concurrence of holders of a majority of the outstanding shares entitled to vote. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval. The issuance of preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Meetings, Special Voting Requirements and Access to Records
An annual meeting of the stockholders will be held each year at our principal executive office or such other location convenient to stockholders, on a specific date which will be at least 30 days after delivery of our annual report. Special meetings of stockholders may be called upon the request of a majority of our directors, a majority of our independent directors, our chairman of the board, our chief executive officer or our president and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the meeting. The presence either in person or by proxy of stockholders entitled to cast at least 50% of the votes entitled to be cast at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares entitled to vote and represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.
Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.
The advisory agreement is approved annually by our board of directors, including a majority of our independent directors. While the stockholders do not have the ability to vote to replace our advisor or to select its replacements, stockholders do have the ability, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, to remove a director from our board of directors.

Under the Maryland General Corporation Law, any stockholder and any designated representative will be permitted access to the following corporate records: our charter, our bylaws, the minutes of the proceedings of our stockholders, our annual statements of affairs and voting trust agreements deposited with us. We will make any of these requested documents available at our principal office within seven days after receipt of a request; provided, however, that we will have up to 20 days to prepare and have available on file for inspection and copying certain requested statements of stock and securities issued. A requesting stockholder may inspect and copy any of these documents for a reasonable charge, upon reasonable notice and during normal business hours. In addition, we may require the stockholder to execute a confidentiality agreement prior to reviewing certain other corporate records relating to our proposed and existing investments. Inspection of our corporate records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours.
In addition to the corporate records described above, we will maintain and make available for inspection by any stockholder or the stockholder’s designated agent at our office, an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our stock held by each of them, as part of our books and records. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any stockholder who requests the list within 10 days of the receipt of the request. A stockholder may request a copy of the stockholder list in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests. In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list.
Restriction On Ownership of Shares of Capital Stock
For us to maintain our qualification as a real estate investment trust, or REIT, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Internal Revenue Code of 1986, or the Code, to include specified entities, during the last half of any taxable year. In addition, the outstanding shares of our stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. These ownership tests do not apply in our first taxable year for which we elect to be taxed as a REIT. In addition, we must meet requirements regarding the nature of our gross income to maintain our REIT status. One of these requirements is that at least 75% of our gross income for each calendar year must consist of specified types of income, such as rents from real property and certain income from other real property investments. The rents received by our operating partnership from any tenant will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Code, 10% or more of the ownership interests in that tenant. To assist us in preserving our status as a REIT, our charter contains limitations on the ownership and transfer of shares of common stock which prohibit (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock and (2) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our charter prohibits any transfer of, or other event with respect to, shares of our capital stock that (1) would result in us being “closely held” within the meaning of Section 856(h) of the Code, (2) would cause us to own, actually or constructively, 9.9% or more of the ownership interests in a tenant of our real property or the real property of our operating partnership or any direct or indirect subsidiary of our operating partnership or (3) would otherwise cause us to fail to maintain our REIT status.
Our charter provides that the shares of our capital stock that, if transferred, would (1) result in a violation of the 9.8% ownership limits, (2) result in us being “closely held” within the meaning of Section 856(h) of the Code, (3) cause us to own 9.9% or more of the ownership interests in a tenant of our real property or the real property of our operating partnership or any direct or indirect subsidiary of our operating partnership or (4) otherwise cause us to fail to maintain our REIT status, will be transferred automatically to a trust for the benefit of a charitable beneficiary effective as of the close of business on the business day before the purported transfer of such shares of our capital stock. We will designate a trustee of the share trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the share trust. The trustee will receive all dividends or other distributions on the shares of our capital stock in the share trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the share trust and, subject to Maryland law, will have the authority (1) to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the share trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits, the transfer is exempted by the board of directors from the ownership limit (prospectively or retroactively) based upon receipt of information (including certain representations and undertakings from the intended transferee) establishing that such transfer would not violate the provisions of the Code for our qualification as a REIT. In addition, our charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.
The trustee will transfer the shares of our capital stock to a person whose ownership of shares of our capital stock will not violate the ownership limits. The transfer will be within 20 days after the trustee receives notice from us that shares of our capital stock have been transferred to the share trust or the date we determine that a purported transfer of shares of stock has occurred. Upon any such transfer, the purported transferee or holder will receive the lesser of (1) the price paid by the purported transferee or holder for the shares or, if the purported transferee or holder did not give value for the shares in connection with the event causing the shares to be transferred to the share trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be transferred to the share trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the purported transferee or holder by the amount of dividends and other distributions which has been paid to the purported transferee or holder and is owed by the purported transferee or holder to the trustee. The charitable beneficiary will receive any excess amounts. If, prior to our discovery that shares of our capital stock have been transferred to the share trust, the shares are sold by the purported transferee or holder, then (1) the shares will be deemed to have been sold on behalf of the share trust and (2) to the extent that the purported transferee or holder received an amount for the shares that exceeds the amount such purported transferee or holder was entitled to receive, the excess must be paid to the trustee upon demand.
In addition, shares of our capital stock held in the share trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the share trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the purported transferee or holder. We may reduce the amount payable to the purported transferee or holder by the amount of dividends and other distributions which has been paid to the purported transferee or holder and is owed by the purported transferee or holder to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.
Any person who acquires or attempts or intends to acquire shares of our capital stock in violation of the foregoing restrictions or who would have owned shares of our capital stock that were transferred to any such share trust is required to give immediate written notice to us of such event or, in the case of a proposed or attempted transaction, at least 15 days prior written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until the board of directors determines it is no longer in our best interest to continue to maintain our REIT status or that compliance is no longer required for REIT qualification.
The ownership limits do not apply to a person or persons that the board of directors exempts (prospectively or retroactively) from the applicable ownership limit upon the receipt of certain representations and undertakings and other appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than 5% (or such lower percentage applicable under the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations) of the outstanding shares of our capital stock during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares of our capital stock beneficially owned.
Distributions
We intend to declare and make distributions on a monthly basis, based on daily record dates. In connection with a distribution to our stockholders, our board of directors will approve a monthly distribution for each share of each class of our common stock. For purposes of calculating our NAV to account for any declared distributions, The Bank of New York Mellon, or BNY Mellon, which calculates our NAV daily under the supervision of our advisor, who retains ultimate responsibility for the calculation of our NAV, will accrue as our liability on the day after the record date (the distribution adjustment date) the amount of the declared distributions. Distributions will be payable only to stockholders of record on the business day immediately preceding the distribution adjustment date.
Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on our various classes of shares may differ to the extent of any different allocation of class-specific fees. We expect to use the record share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose another method. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific fees accrued for such period. Such amount will be divided by the number of shares of our common outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific fees allocable to such class.
We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute dividends equal to at least 90% of our taxable income each year, determined without regard to the dividends-paid deduction and excluding net capital gains. Distributions will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flow and general financial condition. Our board of directors’ discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets to make distributions. There are no restrictions on the ability of our operating partnership to transfer funds to us.
We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable. The receipt of marketable securities in lieu of cash distributions may cause stockholders to incur transaction expenses in liquidating the securities. We do not have any current intention to list the shares of our common stock on a national securities exchange, nor is it expected that a public market for the shares of common stock will develop.
Generally, our policy will be to pay distributions from cash flow from operations. However, we may pay distributions from any other source, including, without limitation, the sale of assets, borrowings, the net proceeds from this offering, our initial public offering, any private placements, the issuance of additional securities, and the deferral of fees and expense reimbursements by our advisor in its sole discretion. If we fund distributions from financings or the net proceeds from this offering, our initial public offering, any private placements, we will have fewer funds available for investment in properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third-party borrowings to fund our distributions. We will make certain payments to our advisor and our dealer manager for services provided to us in connection with the selection and acquisition of our investments, the management of our assets, certain administrative services and the distribution of our shares, some of which are based on performance. Such payments, including advisory fees, dealer manager fees, distribution fees and expense reimbursements, will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining stockholders. However, our board of directors may modify or suspend our redemption plan if it deems such modification or suspension to be in the best interests of our stockholders, which may include the preservation of funds to pay distributions.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan, whereby stockholders will be able to elect to have their cash distributions attributable to the class of shares owned automatically reinvested in additional shares of the same class. All such distributions will be immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.
The per share purchase price for shares purchased pursuant to the distribution reinvestment plan is equal to our NAV per share applicable to the class of shares purchased, calculated as of the distribution date. Stockholders do not pay selling commissions or up-front dealer manager fees (for Class T shares only) when purchasing shares pursuant to the distribution reinvestment plan. Because the dealer manager fee on our Class A and Class I shares is calculated based on our NAV of such shares, it reduces the NAV with respect to all shares of each class of our common stock, including shares issued under the distribution reinvestment plan. Similarly, the distribution fees incurred on our Class A and Class T shares reduce the NAV of such classes because they are calculated based on the NAV of those classes. Additionally, the distribution fees will be applied to Class A and Class T shares purchased pursuant to the distribution reinvestment plan. No distribution fees will be paid with respect to Class I or Class D shares. Shares acquired under the distribution reinvestment plan entitle the participant to the same rights, and will be treated in the same manner as, shares of that class purchased in this offering.
We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ prior written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten days’ prior written notice to us.
Account Statements
We provide at least on a quarterly basis to each participant in the distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the period, (2) the number of shares purchased during the period and (3) the per share purchase price for such shares. On an annual basis, tax information with respect to income earned on shares under the plan for the calendar year is provided to each applicable participant.
Tax Consequences of Participation
If a stockholder elects to participate in the distribution reinvestment plan, the stockholder will be treated as receiving, in lieu of the reinvested cash distribution, a distribution of additional shares of the same class of common stock on which the distribution is made. If the stockholder is subject to federal income taxation, the stockholder will be treated for federal income tax purposes as if he or she has received a dividend, to the extent of our current and accumulated earnings and profits, in an amount equal to the fair value on the relevant distribution date of the shares of the class of common stock purchased with the reinvested distributions, and will be taxed on the amount of such distribution as ordinary income to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend or qualified dividend income in which event the appropriate portion of the distribution will be treated as long-term capital gain to the extent the distribution does not exceed our current and accumulated earnings and profits.
Business Combinations
Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges or, in circumstances specified in the Maryland General Corporation Law, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the Maryland General Corporation Law if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.
None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, our board of directors has exempted any business combination involving us and any person, provided that such business combination is first approved by a majority of our board of directors, including a majority of our independent directors. Consequently, the five-year prohibition and the super majority vote requirements may not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and other provisions of the statute.
Should our board of directors opt into the business combination statute or otherwise fail to first approve a business combination, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares. Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of any meeting of stockholders at which the voting rights for control shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition.
If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply to shares of stock acquired in a merger or consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the Maryland General Corporation Law, we have provided in our bylaws that the control share provisions of the Maryland General Corporation Law will not apply to any acquisition by any person of shares of our stock, but the board of directors retains the discretion to change this provision at any time in the future.
Unsolicited Takeover Statutes

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, without a stockholder vote, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
•a classified board;
•requiring two-thirds stockholder vote for removing a director;
•requiring that the number of directors be fixed only by vote of the board of directors;
•requiring that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
Pursuant to Subtitle 8, we have elected to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in the board the exclusive power to fix the number of directors.
Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws
Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders, including the power of our board to issue additional shares of our common stock, the restrictions on ownership and transfer of our shares, advance notice requirements for director nominations and stockholder proposals and the application of the Maryland business combination provisions. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the Maryland General Corporation Law were rescinded, these provisions of the Maryland General Corporation Law could have similar anti-takeover effects.
Restrictions on Roll-Up Transactions
In accordance with our charter, in connection with any proposed transaction considered a “roll-up transaction” (as defined below) involving us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, an appraisal of all of our assets shall be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus or similar document used to offer the securities of a roll-up entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering. The assets shall be appraised on a consistent basis, and the appraisal shall be based on the evaluation of all relevant information and shall indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of the assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed roll-up transaction.
A “roll-up transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, or a roll-up entity, that would be created or would survive after the successful completion of such transaction. The term roll-up transaction does not include:
•a transaction involving securities of our company that have been for at least 12 months listed on a national securities exchange; or
•a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: common stockholder voting rights; the term of our existence; compensation to our advisor; or our investment objectives.
In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote “no” on the proposal the choice of:
•accepting the securities of a roll-up entity offered in the proposed roll-up transaction;
•remaining as holders of shares of our common stock and preserving their interests therein on the same terms and conditions as existed previously; or
•receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed roll-up transaction:
•that would result in the common stockholders having voting rights in a roll-up entity that are less than those provided in our charter, including rights with respect to the election and removal of directors, annual and special meetings, amendment of our charter and our dissolution;
•that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor;
•in which investor’s rights to access of records of the roll-up entity will be less than those provided above under “—Meetings, Special Voting Requirements and Access to Records;” or
•in which any of the costs of the roll-up transaction would be borne by us if the roll-up transaction is rejected by our common stockholders.
Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.